UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)

Icagen, Inc.

(Name of Subject Company)

Icagen, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45104P500

(CUSIP Number of Class of Securities)

P. Kay Wagoner, Ph.D.

Chief Executive Officer and President

Icagen, Inc.

4222 Emperor Boulevard, Suite 350

Durham, North Carolina 27703

(919) 941-5206

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf

of the Person(s) Filing Statement)

Copies to:

David E. Redlick, Esq.

Hal J. Leibowitz, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 11 amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 4, 2011, as amended by Amendment No. 1 filed with the SEC on August 16, 2011, Amendment No. 2 filed with the SEC on August 18, 2011, Amendment No. 3 filed with the SEC on August 19, 2011, Amendment No. 4 filed with the SEC on August 24, 2011, Amendment No. 5 filed with the SEC on August 26, 2011, Amendment No. 6 filed with the SEC on August 29, 2011, Amendment No. 7 filed with the SEC on September 1, 2011, Amendment No. 8 filed with the SEC on September 2, 2011, Amendment No. 9 filed with the SEC on September 6, 2011 and Amendment No. 10 filed with the SEC on September 13, 2011 (as the same may be further amended or supplemented from time to time, the “Schedule 14D-9”) by Icagen, Inc., a Delaware corporation (“Icagen”). The Schedule 14D-9 relates to the cash tender offer by Eclipse Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), to purchase all of the issued and outstanding shares of Icagen common stock at a price per share of $6.00, net to the holder thereof in cash, without interest thereon, subject to any applicable withholding and transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated August 3, 2011, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 11. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new paragraphs at the end of Item 8:

“(m) Expiration of Subsequent Offering Period and Completion of the Tender Offer

Purchaser and Pfizer announced on September 20, 2011 the completion of the tender offer as of the expiration of the subsequent offering period at 6:00 p.m., New York City time, on Monday, September 19, 2011 and that Purchaser has accepted for purchase all of the shares of Icagen common stock validly tendered prior to the expiration of the subsequent offering period. According to American Stock Transfer & Trust Company, LLC, the depositary for the Offer, as of 6:00 p.m., New York City time, on Monday, September 19, 2011, a total of 5,393,380 shares of Icagen common stock were tendered prior to the expiration of the subsequent offering period. In addition, Pfizer already owns 1,067,015 shares of Icagen’s common stock, which when added to the number of shares validly tendered during the initial offering period and all shares validly tendered during the subsequent offering period represents approximately 70% of all outstanding shares of Icagen common stock. Purchaser has accepted for payment all shares of Icagen common stock that were validly tendered in the subsequent offering period, and payment for such shares has been or will be made promptly, in accordance with the terms of the Offer.

In accordance with the Merger Agreement by and among Pfizer, the Purchaser and Icagen, Pfizer will carry out a second-step merger as a result of which Icagen will become a wholly-owned subsidiary of Pfizer. The second-step merger will be completed following approval and adoption of the Merger Agreement at a meeting of Icagen stockholders to be held as soon as practicable. As a result of the purchase of Shares in the Offer, Parent has sufficient voting power to approve the Merger without the affirmative vote of any other Icagen stockholder. In the Merger, each Share not previously purchased in the Offer or the subsequent offering period will be converted, subject to appraisal rights, into the right to receive $6.00 per share of Icagen common stock, net to the stockholder in cash, without interest and less any required withholding or transfer taxes, which is the same amount per share that was paid in the Offer.

A copy of the joint press release issued on September 20, 2011 by Pfizer and Icagen announcing the expiration of the subsequent offering period and completion of the tender offer is filed as Exhibit (a)(21) hereto.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(21)	Joint Press Release issued by Pfizer and Icagen, dated September 20, 2011, announcing the expiration of the subsequent offering period and completion of the tender offer (incorporated by reference to Exhibit (a)(5)(H) of the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ P. Kay Wagoner, Ph.D.
Name:	P. Kay Wagoner, Ph.D.
Title:	Chief Executive Officer and President

Date: September 20, 2011